UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)*

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only).

Robert P. Stiller

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  Check The Appropriate Box (a) [ ]

  If A Member Of A Group* (b) [ ]

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  SEC Use Only

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  Citizenship Or Place Of Organization

United States

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Number of Shares                                                                           5. Sole Voting Power:
Beneficially                                                                                           2,020,221
Owned by
Each Reporting                                                                                6. Shared Voting Power:
Person With:                                                                                         344,550 shares are held in
                                                                                                             trusts for the benefit of Mr's Stiller's
                                                                                                             wife and children

  Sole Dispositive Power:
  2,020,221

  Shared Dispositive Power:

344,550 shares held in trusts

* All amounts are as of December 31, 2006

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,364,771 as of December 31, 2006

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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares*

(See Instructions) [ X]

Except for 344,550 shares which are held in trusts for the benefit of Mr. Stiller's wife and children, Mr. Stiller disclaims ownership in all shares of Common Stock held by any relatives.

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11. Percent of Class Represented by Amount in Row 9

31%

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12. Type of Reporting Person* (See Instructions)

IN

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*See Instructions before filling out!

ITEM 1.

  NAME OF ISSUER

  Green Mountain Coffee Roasters, Inc.

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  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane Waterbury, VT 05676

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ITEM 2.

  NAME OF PERSON FILING

  Robert P. Stiller

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  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

  33 Coffee Lane Waterbury, VT 05676

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  CITIZENSHIP

  United States

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  TITLE OF CLASS OF SECURITIES

  Common Stock

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  CUSIP NUMBER

393122106

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4. OWNERSHIP

The following table provides the information required by Item 4 as of the end of each calendar year from December 31, 1993 through December 31, 2006.
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
(a) Amount Beneficially Owned(1)	4,196,172	4,196,172	4,196,172	4,106,572	3,902,172	3,766,172	3,515,502	3,315,102	3,258,742	2,978,622	2,732,548	2,293,902	2,481,945	2,364,771
(b) Percent of Class	57.8%	57.8%	57.2%	60.1%	55.3%	53.8%	51.1%	52.6%	48.1%	42.8%	38.1%	32.2.%	33.1%	31%
(c)(i) Sole power to vote	3,960,432	3,960,432	3,960,432	3,870,832	3,666,432	3,530,432	3,279,762	3,079,362	3,023,002	2,742,882	2,496,808	1,949,352	2,137,395	2,020,221
(c)(ii) Shared power to vote(2)	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	344,550	344,550	344,550
(c)(iii)Sole power to dispose	3,960,432	3,960,432	3,960,432	3,870,832	3,666,432	3,530,432	3,279,762	3,079,362	3,023,002	2,742,882	2,496,808	1,949,352	2,137,395	2,020,221
(c)(iv) Shared power to dispose(2)	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	235,740	344,550	344,550	344,550
  All share amounts listed herein have been adjusted to reflect the Company's 2 for 1 Stock Split which occurred in 2001.
  Shares held in trusts for the benefit of Mr. Stiller's wife and children.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2007
Date

/s/ Robert P. Stiller
Signature

Robert P. Stiller
President and CEO
Green Mountain Coffee Roasters